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                            January 30, 2024

       Stephen Jian Zhu
       Chief Executive Officer
       Able View Global Inc.
       Floor 16, Dushi Headquarters Building
       No. 168, Middle Xizang Road
       Shanghai, 200001
       People   s Republic of China

                                                        Re: Able View Global
Inc.
                                                            Registration
Statement on Form F-1
                                                            Response dated
January 29, 2024
                                                            File No. 333-275626

       Dear Stephen Jian Zhu:

                                                        We have reviewed your
response letter and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 25, 2024 letter.

       Response Letter, Dated January 29, 2024

       General

   1. We note your response to our prior comment 1 and reissue in part. Please disclose that you have not relied upon an
opinion of counsel with respect to your conclusions that you do not need any additional
permissions and approvals to operate your business, including
                                                        CAC and CSRC approvals,
and disclose why you reached that decision (i.e., the
                                                        explanation you
provided in your response letter).
 Stephen Jian Zhu
FirstName
Able View LastNameStephen    Jian Zhu
           Global Inc.
Comapany
January 30,NameAble
            2024       View Global Inc.
January
Page 2 30, 2024 Page 2
FirstName LastName
       Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Elizabeth Chen